EXHIBIT F

June 29, 2001

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Gentlemen:

    This opinion letter is being furnished as an exhibit to Xcel Energy Inc.'s ("Xcel Energy") certificate filed concurrently herewith pursuant to Rule 24 under the Public Utility Holding Company Act of 1935 with respect to Xcel Energy's Application-Declaration ("Application") on Form U-1 (File No. 70-9823) and the Commission's order dated June 5, 2001 authorizing the transactions proposed in the Application (HCAR No. 27413). In rendering this opinion, I have examined or caused to be examined such documents and questions of law as I deemed necessary to enable me to render this opinion.

    Based upon the foregoing, I am of the opinion that:

  (a)
  the proposed transactions have been carried out in accordance with the Application;

  (b)
  all state laws applicable to the proposed transaction have been complied with;

  (c)
  Xcel Energy is validly organized and duly existing;

  (d)
  the Rights issued to holders of record on June 28, 2001 have been, and Rights thereafter issued in accordance with the Rights Agreement will be, validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appearing thereto set forth in the document defining such rights; and

  (e)
  the consummation of the proposed transactions did not violate the legal rights of the holders of any of the securities issued by Xcel Energy or by any associate or affiliate company of any of them.

    This opinion does not relate to state blue sky or securities laws.

    I consent to the use of this Opinion as part of the certificate and the Application.

Very truly yours,

/s/ GARY R. JOHNSON Gary R. Johnson Vice President and General Counsel Xcel Energy Inc.